Exhibit 1.01

Orthofix International N.V.

Conflict Minerals Report

For The Reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (“Report”) of Orthofix International N.V. (“Orthofix”) has been prepared for the reporting period from January 1, 2014 to December 31, 2014, pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended and is being filed on Form SD . The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals as defined under the Rule.

Conflict minerals under the Rule are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten and Gold (“Conflict Minerals” or “3TG”). The SEC reporting and disclosure requirements apply to all registrants regardless of geographic origin and whether or not they fund armed conflict. As described below, Orthofix manufactures, or contracts to manufacture, products for which 3TG are necessary to the functionality or production of those products.

The Rule states that if a company has reason to believe that any of the 3TG minerals in its supply chain may have originated in covered countries, or if it is unable to determine the country of origin of the 3TG’s, then the company must exercise due diligence on the 3TG minerals source and chain of custody. For the purposes of this report, covered countries, as defined in the Rule include the Democratic Republic of the Congo (the “DRC”) or “adjoining countries”, which include: the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. If , after exercising due diligence on the source and chain of custody of the 3TG minerals, Orthofix is unable to determine whether or not its products qualify as “DRC conflict free”, then Orthofix must conclude that such products are “DRC conflict undeterminable”.

This report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the report is not subject to an independent private sector audit.

1.	Company Overview

This report has been prepared by management of Orthofix (herein referred to as “the Company,” “we,” “us,” or “our”). We are a diversified, global medical device company focused on improving patients’ lives by providing superior reconstructive and regenerative orthopedic and spine solutions to physicians worldwide. Headquartered in Lewisville, TX, the Company has four strategic business units that include BioStim, Biologics, Extremity Fixation and Spine Fixation. Orthofix products are widely distributed via the Company’s sales representatives, distributors and its subsidiaries. In addition, Orthofix is collaborating on research and development activities with leading clinical organizations such as the Musculoskeletal Transplant Foundation and the Texas Scottish Rite Hospital for Children.

While our principle products sold through our Biologics Strategic Business Unit do not contain 3TG materials, products that could contain 3TG materials are sold through our other strategic business units:

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BioStim manufactures, distributes and provides support services for a portfolio of market leading devices for enhancing bone fusion that utilize Orthofix’s patented pulsed electromagnetic (PEMF) technology.

•	Extremity Fixation designs, develops and markets orthopedic products used in fracture repair, deformity correction and bone reconstruction
•	Spine Fixation designs, develops and markets a portfolio of implant products used in surgical procedures of the spine.

Supply chain

We rely on suppliers for various components and parts that could contain 3TG minerals that are utilized in the assembly of our products. As a company in the medical device industry we do not make purchases of raw ore or unrefined 3TG minerals nor do we make purchases from the DRC Region. As such, our position in the supply chain is several steps downstream from mines and smelters. Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG minerals contained in the components and parts supplied to us – including sources of 3TG minerals that are supplied to them from their suppliers. Further, many of our suppliers are not registrants with the SEC and therefore are not subject to the reporting requirements of the Rule. Due to complexity of our products and position in their respective supply chains, the Company believes it will take additional time for many of its suppliers to verify the origin of the necessary 3TG minerals in our products.

2.	Due Diligence and Framework Process

The Company’s due diligence program and related efforts on the chain of custody of the 3TG minerals in its products has been designed in consideration of the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both Upstreami and Downstreamii companies in the supply chain. As Orthofix is a downstream company in the supply chain, our due diligence measures were tailored accordingly, which includes the five-step framework for risk-based due diligence in the mineral supply chain.

•	Project Team: We have created a cross-functional project team of leaders with the competence, knowledge and experience to oversee the supply chain due diligence process;
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Risk Assessment:  We utilized a risk based approach to survey suppliers in an attempt to identify relevant suppliers in our supply chain. In determining which suppliers to survey, the Company’s supply chain, engineering and operation personnel used Company product control data to identify parts, materials and components which it reasonably expects may contain 3TG minerals;

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Reasonable Country of Origin Survey:  We have distributed supplier surveys, initiated communication with and engaged identified Orthofix suppliers in order to conduct a reasonable country of origin survey for suppliers of parts, materials and components which may contain 3TG minerals identified as part of our risk assessment;

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Survey Analysis:  We collect survey responses as they are returned, and perform an analysis of information received from Orthofix suppliers. Upon review, where appropriate, we ask suppliers for any clarification in determining the country of origin of 3TG minerals being supplied to the Company;

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Maintenance of Reviewable Business Records:  We have established and implemented a system to document and track due diligence efforts that tracks which suppliers are utilized for each part, material or component of our products, as well as the results of each supplier’s Country of Origin Survey specifically for 3TG minerals; and

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Reporting Violations:  We maintain mechanisms by which employees, suppliers and third parties may report violations of our internal policies and procedures related to Conflict Minerals as part of our hotline and management contact processes.

We intend to continue to improve our due diligence measures which we believe will further mitigate the risk that our necessary 3TG minerals do not benefit armed groups.  The steps we intend to taken in the subsequent compliance period include:

•	continue our due diligence efforts with direct suppliers to determine the facilities used to process the necessary 3TG minerals;
•	further clarify the Orthofix guidelines regarding the expectations of our suppliers as it relates to sourcing of materials through training and communication;
•	actively participate in industry initiatives which encourage a “conflict free” supply chain;
•	identify all smelters/refiners in our supply chain; and
•	refine and implement strategy that will enable Orthofix to respond to supply chain risks.

Product Determination

After exercising due diligence described above, Orthofix was unable to determine whether or not the necessary 3TG minerals used in production or the raw materials used in the components of our products are DRC Conflict Free, as defined under the Rule. As such, the Company has reasonably determined that each of the necessary products used is “DRC Conflict Undeterminable” as defined under the Rule.

[i]

Per the OECD guidance, Upstream means the mineral supply chain from the mine to the smelters and/or refiners, includes miners, local traders or exporters from the country of origin, international concentrate traders, mineral re-processors and smelters/refiners.

ii

Per the OECD guidance, Downstream means the mineral supply chain from smelters and/or refiners to retailers, includes metal traders and exchanges, component manufactures, product manufacturers, original equipment manufacturers (“OEM”) and retailers.